NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Class A Convertible Common Stock (the 'Common Stock') of American Italian Pasta Company (the 'Company') from listing and registration on the Exchange at the opening of business on April 23, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the fact that the Company is a late filer, and was under review by NYSE Regulation due to the delay in filing with the Securities and Exchange Commission its September 30, 2005 Form 10-K, and certain of its 2005 and 2006 Form 10-Q filings. On December 15, 2006, the Company announced that it anticipated filing its annual report on Form 10-K for the fiscal year ended September 30, 2005 by the end of January 2007. This date is beyond the maximum 12-month period otherwise available to complete the filing as permitted under the NYSE's rules. 1. The Exchange's Listed Company Manual, Section 802.01E provides that in the case of a company that fails to file its annual report (Forms 10-K, 10-KSB, 20-F, 40-F or N-CSR) with the SEC in a timely manner, if the Exchange deems it necessary or appropriate in the public interest or for the protection of investors, trading in any security can be suspended immediately. 2. The Exchange, on December 15, 2006, determined that the Common Stock should be suspended from trading before the opening of the trading session on December 20, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on December 15, 2006. 3. Pursuant to the above authorization, a press release was issued on December 15, 2006, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on December 15, 2006 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on December 20, 2006. 4. On December 28, 2006, the Exchange received a letter from the Company to request a hearing before the Committee for Review of the Board of Directors of NYSE Regulation concerning the Exchange’s decision, in accordance with Section 804.00 of the Exchange's Listed Company Manual. 5. The Exchange, on March 13, 2007, received an email from the Company requesting the cancellation of the appeal hearing scheduled for April 3, 2007, to review the decision by the staff of the New York Stock Exchange to remove the Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on December 20, 2006.